



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 19, 2002

Nancy C. Ashcom
Corporate Secretary
FirstEnergy Corp.
76 South Main St.
Akron, OH 44308

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2002

Dear Ms. Ashcom:

This is in response to your letters dated January 10, 2002 and February 1, 2002 concerning a shareholder proposal submitted to FirstEnergy by the Wolff Family Revocable Trust. We also have received letters on behalf of the proponent dated January 20, 2002 and February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Wolff Family Revocable Trust
c/o Dr. Allen Wolff
Trustee
1553 So. Carpenter Road
Brunswick, OH 44212-3826

FirstEnergy®

76 South Main St.
Akron, Ohio 44308

Nancy C. Ashcom
Corporate Secretary

330-384-5504

January 10, 2002


SEC MAIL PROCESSING
RECEIVED
JAN 11 2002
WASH, D.C.
354
SECTION

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: FirstEnergy Corp. ("FirstEnergy")
Shareholder Proposal of the Wolff Family Revocable Living Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act"), this letter is to inform you of FirstEnergy's intention to exclude from its proxy statement and form of proxy for the 2002 Annual Meeting of Shareholders a shareholder proposal and accompanying supporting statement from Mr. John Chevedden on behalf of the Wolff Family Revocable Living Trust regarding FirstEnergy's shareholder rights agreement (the "Proposal"). Copies of this Proposal and all related correspondence are attached.

We believe the Proposal may be properly excluded from FirstEnergy's 2002 proxy materials for failure to comply with subsections (d) and (f)(1) of Rule 14a-8. The Proposal, which was received by FirstEnergy on November 27, 2001, exceeded 500 words. Rule 14a-8(d) states that a proposal and accompanying statement may not exceed 500 words and Rule 14a-8(f)(1) allows a company to exclude a proposal that violates one of the eligibility or procedural requirements, including the 500-word limit of subsection (d), after the company has notified the shareholder of the problem and the shareholder has failed adequately to correct it within 14 days of receipt of the company's notification. The Division of Corporation Finance has previously stated that it would not recommend enforcement action to the Securities and Exchange Commission if a company excluded a shareholder proposal from its proxy materials where the proposal exceeded 500 words and the proponent had failed to correct the defect within the prescribed time after receiving notification. See, e.g., Northrop Grumman Corporation (pub. avail. Mar. 17, 2000) and Minnesota Mining & Manufacturing Company (pub. avail. Feb. 27, 2000).

In accordance with Rule 14a-8(f)(1), we sent a letter via facsimile to Mr. Chevedden on November 30, 2001, requesting that the Proposal be redrafted and resubmitted because it exceeded 500 words and also requested a statement of ownership from the "record" holder. This letter also stated that failure to provide the requested material by December 14, 2001, would result in the exclusion of the Proposal from our 2002 proxy materials.

We received a statement of ownership on December 10, 2001. However, a redraft of the Proposal was not received, and we sent Mr. Chevedden a letter via facsimile on December 27, 2001, stating that the proposal would not be included in our proxy materials for our 2002 Annual Meeting. Mr. Chevedden subsequently sent a redrafted proposal to us via facsimile at 11:36 p.m. EST on December 27, 2001, well after the 14-day deadline set forth in our letter as required by Rule 14a-8(f)(1).

For the reasons set forth above, FirstEnergy respectfully requests confirmation that the Division of Corporation Finance will not recommend any type of enforcement action if FirstEnergy excludes the Proposal from its 2002 proxy materials. Should you disagree with our conclusions, or if any additional information is desired to support FirstEnergy's position, we would appreciate an opportunity to confer with you prior to your issuance of a formal response.

A copy of this letter is also being sent via facsimile to Mr. Chevedden. If you have any questions, please call me at (330) 384-5504.

Sincerely,



jcp
Attachments
via UPS overnight mail - 6 copies
cc w/att.: John Chevedden (via fax - (310) 371-7872)
Dr. Allen Wolff TTEE (via UPS overnight mail)
1553 So. Carpenter Road
Brunswick, OH 44212-3826



PILLSBURY WINTHROP LLP

ONE BATTERY PARK PLAZA NEW YORK, NY 10004-1490 212.858.1000 F:212.858.1500

FACSIMILE

Date:	March 18, 2002	User No:	#26839
From:	Mireya Kam	Phone No:	212-858-1367
Total Pages: (Including cover)	15	C/M No:	264475-000014
To:	Grace Lee	Phone No:	(202)-942-2825
Company:	The Securities and Exchange Commission	Fax No:	(202) 942-9635
To:	Keir Gumbs	Phone No:	(202)-942-2825
Company:	The Securities and Exchange Commission	Fax No:	(202) 942-9525

Comments:

As per your request, attached please find a copy of the notice of deficiency and other pertinent correspondence in connection with the request of no action on behalf of FirstEnergy Corp.

If you have any questions, please do not hesitate to contact me at the above referenced phone number.

Thank you.

Sincerely,

Mireya


FirstEnergy

76 South Main St.
Akron, Ohio 44308

Nancy C. Ashcom
Corporate Secretary

330-384-5504

December 27, 2001

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

RE: Shareholder Proposal of the
Wolff Family Revocable Living Trust

Dear Mr. Chevedden:

On November 30, 2001, I sent you a letter in regard to the shareholder proposal of the Wolff Family Revocable Living Trust.

My letter stated that the proposal exceeded 500 words and asked that the proposal be redrafted and resubmitted. I further stated that failure to send the redrafted proposal to me by December 14, 2001, would result in the exclusion of the proposal from our proxy statement for our 2002 Annual Meeting.

Your redrafted proposal has not been received. As a result, this shareholder proposal will not be included in our proxy statement for our 2002 Annual Meeting.

Sincerely,

Nancy Ashcom

bcc: FDHafer
HPBurg
AJAlexander
RHMarsh
LLVespoli
GDBenz
KETurosky
EJUdovich
JHByington, Jr.

jcp
via FAX - 310/371-7872
cc: Dr. Allen Wolff TTEE
1553 So. Carpenter Road
Brunswick, OH 44212-3826
\nca\Wolff\2002

Dr. ALLEN WOLFF TTEE

1553 So. Carpenter Road
Brunswick, Ohio 44212-3826
(330) 225-2553

1 December 2001

T.D. Waterhouse
RENAISSANCE CLEVELAND HOTEL
2 Public Square
Cleveland, Ohio 44113

Attn: Mark Bernstein;

Dear Sir:

Re: Account # 34927828 Wolff Family Revocable Living Trust

In submitting a shareholder proposal, First Energy is insisting on proof that I held at least $2000 worth of shares for at least a year from 11/26/01, and have given me a deadline of about 12/14/01to supply this information.

I would appreciate your expediting this information to the following address (and a copy to me):

Mrs. Nancy Ashcom, Corporate Secretary
First Energy
76 South Main Street
Akron, Ohio 44308

Yours very truly,

Allen Wolff TTEE

RECEIVED
DEC 10 2001

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

1999 DETAILED INCOME STATEMENT

Page 1


TD WATERHOUSE
Investor Services, Inc

RECIPIENT'S Name, Street Address, City, State, and Zip Code
THE WOLFF FAMILY REVOCABLE LIV
TRUST UA 7 10 97 ALLEN OR
MARTHA J WOLFF TR
1553 SO CARPENTER RD
BRUNSWICK OH 44212-3826

ORIGINAL 12/31/99 ☐ 2nd B Notice

PAYER'S FED ID NUMBER	ACCOUNT NUMBER	ACCOUNT EXECUTIVE	RECIPIENT'S FED ID NUMI
13-3842038	349-27628	CL1	085-24-6122

DATE	DESCRIPTION	DISTRIBUTION		AMOUNT	COM
	DIVIDENDS				
01/26	***AGNICO EAGLE MINES LTD	DIVIDEND	17.00		
	TOTAL DIVIDENDS				
		FOREIGN TAX PAID	2.55-		
02/25	ALCOA INC	DIVIDEND	79.29		
05/25	ALCOA INC	DIVIDEND	39.65		
08/25	ALCOA INC	DIVIDEND	39.65		
11/26	ALCOA INC	DIVIDEND	39.65		
10/04	***ANGLOGOLD LTD (NEW)	DIVIDEND	59.26		
08/23	COMMONWEALTH INDUSTRIES INC	DIVIDEND	25.00		
11/08	COMMONWEALTH INDUSTRIES INC	DIVIDEND	25.00		
02/01	CYPRUS AMAX MINERALS CO	DIVIDEND	58.20		
05/03	CYPRUS AMAX MINERALS CO	DIVIDEND	14.55		
08/02	CYPRUS AMAX MINERALS CO	DIVIDEND	14.55		
02/05	***EMBOTELLADORA ANDINA SA	DIVIDEND	29.45		
		FOREIGN TAX PAID	6.93-		
03/08	***EMBOTELLADORA ANDINA SA	DIVIDEND	28.62		
		FOREIGN TAX PAID	7.86-		
05/13	***EMBOTELLADORA ANDINA SA	DIVIDEND	29.84		
		FOREIGN TAX PAID	7.77-		
08/05	***EMBOTELLADORA ANDINA SA	DIVIDEND	27.93		
		FOREIGN TAX PAID	6.57-		
11/19	***EMBOTELLADORA ANDINA SA	DIVIDEND	26.59		
		FOREIGN TAX PAID	6.25-		
03/01	FIRSTENERGY CORP	DIVIDEND	956.25		
06/01	FIRSTENERGY CORP	DIVIDEND	956.25		
09/01	FIRSTENERGY CORP	DIVIDEND	956.25		
12/01	FIRSTENERGY CORP	DIVIDEND	956.25		
05/14	***HANSON PLC-SPONSORED ADR	DIVIDEND	98.84		
		FOREIGN TAX PAID	9.88-		
09/24	***HANSON PLC-SPONSORED ADR	DIVIDEND	47.28		
		FOREIGN TAX PAID	4.73-		
06/18	***HONGKONG ELECTRIC HOLDINGS	DIVIDEND	317.37		
10/19	***HONGKONG ELECTRIC HOLDINGS	DIVIDEND	177.53		
02/22	***IMPERIAL TOBACCO GROUP PLC	DIVIDEND	160.20		
		FOREIGN TAX PAID	24.03-		
08/20	***IMPERIAL TOBACCO GROUP PLC	DIVIDEND	78.45		
		FOREIGN TAX PAID	7.85-		
02/03	INDUSTRIAL BANCORP INC	DIVIDEND	48.00		

Date	Description	Type	Amount
05/05	INDUSTRIAL BANCORP INC	DIVIDEND	48.00
08/04	INDUSTRIAL BANCORP INC	DIVIDEND	51.00
11/03	INDUSTRIAL BANCORP INC	DIVIDEND	51.00
04/09	MILLENNIUM CHEMICALS INC	DIVIDEND	10.65
04/20	MILLENNIUM CHEMICALS INC REVERSE DIV OF 4/9/99.	DIVIDEND	10.65-
04/21	MILLENNIUM CHEMICALS INC	DIVIDEND	10.65
		FOREIGN TAX PAID	1.07-
06/30	***MILLENNIUM CHEMICALS INC	DIVIDEND	10.65
		FOREIGN TAX PAID	1.07-
09/30	***MILLENNIUM CHEMICALS INC	DIVIDEND	10.65
		FOREIGN TAX PAID	1.07-
12/17	***MILLENNIUM CHEMICALS INC	DIVIDEND	10.65
		FOREIGN TAX PAID	1.07-
01/29	RPM INC-OHIO	DIVIDEND	146.88
04/30	RPM INC-OHIO	DIVIDEND	146.88
07/30	RPM INC-OHIO	DIVIDEND	146.88
10/29	RPM INC-OHIO	DIVIDEND	153.13
02/01	RAYTHEON CO-CL A	DIVIDEND	21.40
04/30	RAYTHEON CO-CL A	DIVIDEND	21.40
07/30	RAYTHEON CO-CL A	DIVIDEND	21.40
11/01	RAYTHEON CO-CL A	DIVIDEND	21.40
03/01	RUBBERMAID INC	DIVIDEND	112.00
01/04	TEXAS UTILITIES CO	DIVIDEND	101.78
04/01	TEXAS UTILITIES CO	DIVIDEND	101.78
07/01	TEXAS UTILITIES CO	DIVIDEND	101.78
10/01	TEXAS UTILITIES CO	DIVIDEND	101.78
03/01	TRANSTECHNOLOGY CORP	DIVIDEND	32.50
06/01	TRANSTECHNOLOGY CORP	DIVIDEND	32.50
09/01	TRANSTECHNOLOGY CORP	DIVIDEND	32.50
12/01	TRANSTECHNOLOGY CORP	DIVIDEND	32.50
09/10	USX-MARATHON GROUP	DIVIDEND	147.00
05/10	USX-U S STEEL GROUP	DIVIDEND	32.25
	TAXABLE DIVIDENDS		7,007.24
	FOREIGN TAX PAID		89.70-

Date	INTEREST DETAILS	NON-GOVERNMENT INTEREST	Amount
06/09	***ESCOM #168 DUE 06/01/2008 AT 11.000%	INTEREST	444.98
12/07	***ESCOM #168 DUE 06/01/2008 AT 11.000%	INTEREST	446.07
12/07	***ESCOM #168 DUE 06/01/2008 AT 11.000% ADJ 1099 INT	INTEREST	446.07
12/23	***ESCOM #168 DUE 06/01/2008 AT 11.000%	INTEREST	446.07-
12/23	***ESCOM #168 DUE 06/01/2008 AT 11.000%	INTEREST	422.00
12/23	***ESCOM #168 DUE 06/01/2008 AT 11.000% ADJ 1099 INT	INTEREST	422.00-

TOTAL NON GOVERNMENT INTEREST

NON GOVERNMENT INTEREST 891.05

DATE	DESCRIPTION	TRANSACTION	PRICE	QUANTITY	AMOUNT
	INVESTMENT ACTIVITY DETAILS				
09/24	***ANGLOGOLD LTD (NEW) SPONSORED ADR	SOLD	28 3/8	80	2,257.92
07/09	AUTOIMMUNE INC	SOLD	3 1/8	500	1,550.44
08/16	BERKSHIRE HATHAWAY INC-DEL CL A	BOUGHT		1	61,935.00
10/21	BERKSHIRE HATHAWAY INC-DEL CL A	BOUGHT		1	54,835.00
06/07	CHARMING SHOPPES INC	SOLD	5 3/4	1,000	5,737.80
10/27	COMPUTER TASK GROUP INC	BOUGHT	13 1/8	500	6,574.50
08/20	CYPRUS AMAX MINERALS CO	SOLD	17 3/4	291	5,152.07
05/28	I-FLOW CORP NEW	SOLD	4 3/16	1,000	4,175.36
08/11	***KINROSS GOLD CORP	SOLD	2 3/8	109	246.87
09/24	PEPSICO INC	BOUGHT	30 7/8	300	9,274.50

Date	Security	Transaction	Price	Shares	Amount
10/20	REYNOLDS R J TOB HOLDINGS INC	BOUGHT	24 13/16	300	7,455.75
02/18	RUBBERMAID INC	SOLD	36 7/8	700	25,799.63
09/22	TRICON GLOBAL RESTAURANTS INC	BOUGHT	38 1/16	200	7,624.50
09/09	USX-MARATHON GROUP	SOLD	32 1/8	700	23,174.72
08/17	USX-U S STEEL GROUP	SOLD	27 1/2	129	3,535.38
	OTHER DISTRIBUTIONS				
03/03	ALCOA INC STK SPLIT ON 197 SHS	STOCK SPLIT		197	

END OF 1999 DETAILED INCOME STATEMENT

THIS STATEMENT IS NOT A SUBSTITUTE FOR FORM 1099 AND IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY

```
349-27828-XXX 1-2 2-0 5-3 7-9 8-7                    SCRATCH PAD  12/06/01  12:52
THE WOLFF FAMILY REVOCABLE LIV S                **INSTRUCTIONS**      # OF I/P 0
TRUST UA 7 10 97 ALLEN OR         BUY  SEG                DIV CHK  MONTHLY
MARTHA J WOLFF TR                 SELL MAIL PRCDS         MAIL                TYPE 3 Y
1553 SO CARPENTER RD            M DTC: #       SETL       DIV BUY FRAC
BRUNSWICK OH  44212-3887        C  INTL# 00000            DIV CR NOTICE
                                  CONF HOLD               WH TAX STK          BND
PHONE H330-225-2553 CNF 1  STM 1  INV CONF                USA WH TAX  4
SS/ID   085-24-6122               DR INT                  RR PAYOUT           EXEMPT
BIRTH DATE 01/27/32    TARG  05   CR INT                  NO RR/POST
LANG  E       OLTS     LENG  05   1042                    COMM CODE STK R  BND
CLASS         PSR      CURR       C/S 0 ACMCD    FUND        ACMPR
MISC          GEOG 938 PCB  349   IRA     IND Y    OBJECT N  REINV     REDEM
REL A/C                SETT 349             **AGREEMENTS**
GTR A/C                           MARGIN Y  LOAN Y  JOINT N      TRUST Y  KYC N
TITL LN 3  NMCTL WOLF  BRK-BK     TRAD N INV ADV N DISC N LTD DISC N CORP RES N
  **OPTION DATA**
COV WRTG N APP         ALC  938   **NO MORE BUSINESS**     ***DOCUMENT TRACK***
PURCHASE N PROSP       CLEN  09   CASH N MARGIN N CDY N  OPT/AC     CUST TYP
SPREADS  N NO TRAD     YREND      90 DAY RES:  N         SPC DOC
NKD PUTS N                           ***DUE DILIGENCE***          ***WRAP***
NKD WRT  N                        CODE    NOTICE DT               F/E     FEE
DATE OPEN: 09/22/97 CHG: 11/05/01
NEW ACCT: 349 27828                          USE PA1 KEY TO DISPLAY I/P
```

030 349-27828-XXX
CD F2 F1 TAX 4 C/S 0

WOLFF FAMILY REVOCAB B-3 S-8 SPAD 12:53 12/06/01
TMV 538,429
T/E 565,922

H/EXCE 366,306

TD PSN	**TYPE 1-2**	PX/DLA	FS EX	SYM/MV
Shares → 550	FIRSTENERGY CORP	34.520	A	FE
		10/03/01 MV:18,986		
		SB:550		

N: A/C: 349 27828 SPAD ID: LAST PAGE
TYPE SSC# FE

PAGE 1

349-27828-XXX 1-2 2-0 5-3 7-9 8-7

THE WOLFF FAMILY REVOCABLE LIV S
TRUST UA 7 10 97 ALLEN OR
MARTHA J WOLFF TR
1553 SO CARPENTER RD M
BRUNSWICK OH 44212-3887 C

PHONE H330-225-2553 CNF 1 STM 1
SS/ID 085-24-6122
BIRTH DATE 01/27/32 TARG 05
LANG E OLTS LENG 05
CLASS PSR CURR
MISC GEOG 938 PCB 349
REL A/C SETT 349
GTR A/C
TITL LN 3 NMCTL WOLF BRK-BK

OPTION DATA
COV WRTG N APP ALC 938
PURCHASE N PROSP CLEN 09
SPREADS N NO TRAD YREND
NKD PUTS N
NKD WRT N
DATE OPEN: 09/22/97 CHG: 11/05/01
NEW ACCT: 349 27828

SCRATCH PAD 12/06/01 12:52

INSTRUCTIONS # OF I/P 0
BUY SEG DIV CHK MONTHLY
SELL MAIL PRCDS MAIL TYPE 3 Y
DTC: # SETL DIV BUY FRAC
INTL# 00000 DIV CR NOTICE
CONF HOLD WH TAX STK BND
INV CONF USA WH TAX 4
DR INT RR PAYOUT EXEMPT
CR INT NO RR/POST
1042 COMM CODE STK R BND
C/S 0 ACMCD FUND ACMPR
IRA IND Y OBJECT N REINV REDEM

AGREEMENTS
MARGIN Y LOAN Y JOINT N TRUST Y KYC N
TRAD N INV ADV N DISC N LTD DISC N CORP RES N

NO MORE BUSINESS ***DOCUMENT TRACK***
CASH N MARGIN N CDY N OPT/AC CUST TYP
90 DAY RES: N SPC DOC

DUE DILIGENCE ***WRAP***
CODE NOTICE DT F/E FEE

USE PA1 KEY TO DISPLAY I/P

030 349-27828-XXX WOLFF FAMILY REVOCAB B-3 S-6 SPAD 12:53 12/06/01
CL P2 F1 TAX 4 C/S 0
TMV 538,429
T/E 565,922
H/EXCE 366,306

TD PSN	**TYPE 1-2**	PX/DLA	FS EX	SYM/MV
107	RAYTHEON CO COM NEW	32.360 05/18/01 MV:3,452 SB:107	A	RTN

N: A/C: 349 27828 SPAD ID: LAST PAGE
TYPE SSC# RTN

FirstEnergy

76 South Main St.
Akron, Ohio 44308

Nancy C. Ashcom
Corporate Secretary

330-384-5504

November 30, 2001

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

RE: Shareholder Proposal of the
Wolff Family Revocable Living Trust

Dear Mr. Chevedden:

We received, on November 27, 2001, the shareholder proposal of the Wolff Family Revocable Living Trust under cover of a letter dated November 24, 2001.

In order to be eligible for presentation at our 2002 Annual Meeting, the proposal and its supporting statement may not exceed 500 words. Since the proposal and its supporting statement do not meet this requirement, they will have to be redrafted and resubmitted. In addition, we must receive a written statement from the "record" holder of the shares verifying that at the time the proposal was submitted, the Wolff Family Revocable Living Trust owned FirstEnergy shares and that the shares have been continuously held for one year.

The redrafted proposal and supporting statement, which must be limited to 500 words or less, and the statement of ownership from the "record" holder, must be mailed and postmarked, or transmitted electronically, to us no later than December 14, 2001. Failure to do so will result in the exclusion of the proposal from our proxy statement for our 2002 Annual Meeting.

Sincerely,



bcc: FDHafer
HPBurg
AJAlexander
RHMarsh
LLVespoli
GDBenz
KETurosky
EJUdovich
JHByington, Jr.

via FAX – 310/371-7872
cc: Dr. Allen Wolff TTEE
1553 So. Carpenter Road
Brunswick, OH 44212-3826
\nca\Wolff\2002

Dr. ALLEN WOLFF TTEE

1553 So. Carpenter Road
Brunswick, Ohio 44212-3826
(330) 225-2553

24 November 2001

xc: FDHafer (via fax)
HPBurg
AJAlexander
RHMarsh
DLFelmer
EJUdovich
JHByington, Jr. (via fax)

from NCAschom

Mr. Fred Hafer, Chairman
First Energy Corporation
76 Main Street
Akron, Ohio 44308-1890

To : Mr. Hafer and Directors :

This Rule 14a-8 proposal is respectively submitted for the 2002 annual shareholder meeting. Rule 141-8 requirements are intended to continue to be met, including ownership of the required stock value through the date of the applicable shareholder meeting. The shares are currently held in a TD Waterhouse account (in street name) for the Wolff Family Revocable Living Trust.

This submitted format, with the shareholder- supplied emphasis is intended to be used for publication. This also is the proxy for Mr. John Chevedden and/or his designee(s) to act in my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting-before, during and after. Please direct future communications to for Mr. John Chevedden:

By phone: (310) 371-7872
By fax: (310) 371-7872
By mail: 2215 Nelson Avenue #205
Redondo Beach, CA 90278

Yours very truly,

Allen Wolff TTEE

CC: Ms. Nancy C. Ashcom
First Energy Corporation
Fax: (330) 384-3866
Phone (330) 384- 5504

RECEIVED
NOV 2 8 2001
SECRETARY'S OFFICE

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

First Energy Corp. (FE)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: FE
Dr. Allen Wolff

FirstEnergy®

76 South Main St.
Akron, Ohio 44308

Nancy C. Ashcom
Corporate Secretary

330-384-5504

February 1, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: FirstEnergy Corp. ("FirstEnergy")
Shareholder Proposal of the Wolff Family Revocable Living Trust

Ladies and Gentlemen:

We refer to our letter to you dated January 10, 2002, (the "Letter") relating to our intention to exclude the above referenced proposal from our 2002 proxy statement for the reasons stated in the Letter. On January 23, 2002, we received a letter from Mr. John Chevedden, acting on behalf of the Wolff Family Revocable Living Trust, submitting a revised proposal and asking us to withdraw the Letter. On January 30, 2002, we received a copy of Mr. Chevedden's letter to you dated January 20, 2002, implying that an effort to reach an informal resolution of the matter was underway, and requesting time to pursue that possibility and to submit additional "supporting material." Copies of the Letter and Mr. Chevedden's correspondence are attached.

Mr. Chevedden's letter to you of January 20, 2002, was less than candid. Although he carefully did not say that discussions were taking place to reach a resolution, we believe that his words were designed to create that inference. This is despite the fact that he did not even attempt to initiate discussions with us until January 23, 2002.

We would like to say categorically that there are no efforts on our part underway to reach an informal resolution of this issue, nor will there be any such efforts. We would also like to say that the record is quite clear in this case that a revised proposal meeting the 500 word limitation imposed by Rule 14a-8 was not received by FirstEnergy within the time period required by that Rule so the submission of additional "supporting material" will accomplish nothing. We, therefore, respectfully request that you, as expeditiously as possible, confirm that you will not recommend enforcement action if we do not include and that you not hold up the process based on Mr. Chevedden's January 20, 2002, letter.

A copy of this letter is also being sent via facsimile to Mr. Chevedden. If you have any questions, please call me at (330) 384-5504.

Sincerely,



jcp
Attachments
via UPS overnight mail - 6 copies
cc w/att.: John Chevedden (via fax - (310) 371-7872)
Dr. Allen Wolff TTEE (via UPS overnight mail)
1553 So. Carpenter Road
Brunswick, OH 44212-3826
\nca\wolff\SEC 2-1-02

FirstEnergy

76 South Main St.
Akron, Ohio 44308

Nancy C. Ashcom
Corporate Secretary

330-384-5504

January 10, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: FirstEnergy Corp. ("FirstEnergy")
Shareholder Proposal of the Wolff Family Revocable Living Trust

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Act"), this letter is to inform you of FirstEnergy's intention to exclude from its proxy statement and form of proxy for the 2002 Annual Meeting of Shareholders a shareholder proposal and accompanying supporting statement from Mr. John Chevedden on behalf of the Wolff Family Revocable Living Trust regarding FirstEnergy's shareholder rights agreement (the "Proposal"). Copies of this Proposal and all related correspondence are attached.

We believe the Proposal may be properly excluded from FirstEnergy's 2002 proxy materials for failure to comply with subsections (d) and (f)(1) of Rule 14a-8. The Proposal, which was received by FirstEnergy on November 27, 2001, exceeded 500 words. Rule 14a-8(d) states that a proposal and accompanying statement may not exceed 500 words and Rule 14a-8(f)(1) allows a company to exclude a proposal that violates one of the eligibility or procedural requirements, including the 500-word limit of subsection (d), after the company has notified the shareholder of the problem and the shareholder has failed adequately to correct it within 14 days of receipt of the company's notification. The Division of Corporation Finance has previously stated that it would not recommend enforcement action to the Securities and Exchange Commission if a company excluded a shareholder proposal from its proxy materials where the proposal exceeded 500 words and the proponent had failed to correct the defect within the prescribed time after receiving notification. See, e.g., Northrop Grumman Corporation (pub. avail. Mar. 17, 2000) and Minnesota Mining & Manufacturing Company (pub. avail. Feb. 27, 2000).

In accordance with Rule 14a-8(f)(1), we sent a letter via facsimile to Mr. Chevedden on November 30, 2001, requesting that the Proposal be redrafted and resubmitted because it exceeded 500 words and also requested a statement of ownership from the "record" holder. This letter also stated that failure to provide the requested material by December 14, 2001, would result in the exclusion of the Proposal from our 2002 proxy materials.

We received a statement of ownership on December 10, 2001. However, a redraft of the Proposal was not received, and we sent Mr. Chevedden a letter via facsimile on December 27, 2001, stating that the proposal would not be included in our proxy materials for our 2002 Annual Meeting. Mr. Chevedden subsequently sent a redrafted proposal to us via facsimile at 11:36 p.m. EST on December 27, 2001, well after the 14-day deadline set forth in our letter as required by Rule 14a-8(f)(1).

For the reasons set forth above, FirstEnergy respectfully requests confirmation that the Division of Corporation Finance will not recommend any type of enforcement action if FirstEnergy excludes the Proposal from its 2002 proxy materials. Should you disagree with our conclusions, or if any additional information is desired to support FirstEnergy's position, we would appreciate an opportunity to confer with you prior to your issuance of a formal response.

A copy of this letter is also being sent via facsimile to Mr. Chevedden. If you have any questions, please call me at (330) 384-5504.

Sincerely,



jcp
Attachments
via UPS overnight mail - 6 copies
cc w/att.: John Chevedden (via fax - (310) 371-7872)
Dr. Allen Wolff TTEE (via UPS overnight mail)
1553 So. Carpenter Road
Brunswick, OH 44212-3826

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 330/384-5669
FX: (330) 384-3772
PH: 330/384-5100
Email: turoskyk@firstenergycorp.com

January 22, 2002

RECEIVED
JAN 23 2002

Mr. Fred Hafer
Chairman
FirstEnergy Corporation (FE)
76 Main Street
Akron, OH 44308-1890

Dear Mr. Hafer, Chairman and Directors of FirstEnergy Corporation,

I respect your concern that exceeding the word limit even by a single word might create an additional burden on FirstEnergy shareholders. Therefore, rather than argue that point before the SEC, I am sending you the enclosed proposed revision in the hopes that it will address your concern about the proposal and permit you to withdraw your no action request pending before the SEC and make arrangements to include this proposal in the proxy statement. I look forward to hearing from you on January 25, 2002. If more time is needed please advise on January 25, 2002 by facsimile

Sincerely,



John Chevedden for
Dr. Allen Wolff
Shareholder
FirstEnergy Corporation

cc:
Dr. Allen Wolff

Nancy C. Ashcom
FirstEnergy Corporation
FX: 330/384-3866
PH: 330/384-5504

5 – SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Dr. Allen Wolff, 1553 S. Carpenter Road, Brunswick, OH 44212 submits this proposal for FirstEnergy.

Shareholders request that our company implement a poison pill policy which would include the following provisions: Our company is not to maintain or adopt any poison pill to block the acquisition of stock in excess of a specified amount unless such plan or agreement has been previously approved by a shareholder vote. This includes, but is not limited to, the poison pill that was adopted by the Company without our approval.

Address the fusion of our management's entrenchment devices

The fusion of our company's:

1) Poison pill
   and
2) Three-year span between election for each director

entrenches management and lessens management's incentive to improve company performance. *This combination is a formidable management barrier against potentially profitable offers for our stock.*

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org recommends shareholder approval of all poison pills.

- FirstEnergy is 59%-owned by institutional investors.

Institutional Investor Support Is High-Caliber Support

Since this topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000, it had strong Institutional Investor support. Many of these companies have 40%-to-60% institutional investor ownership.

Institutional Investor support is high-caliber support. Institutional Investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Strong Shareholder Support for this Topic

In evaluating the merits of this proposal I believe that shareholders should consider the 57% support that this topic had at other major companies. Shareholders may also consider the strong support that our company's shareholders expressed for other FirstEnergy shareholder proposal topics in 2001. This includes 56% of the yes-no vote for the simple-majority vote proposal and 52% of the yes-no vote for the annual election of each director proposal.

Our management also has the one-sided ability (which it used in 2000) to spend FirstEnergy money to try to influence shareholders with extra letters and phone calls. Our managementhas already shown its distaste for the views of its own shareholders by failure to accept a majority of our yes-no votes as a reason to act.

68% Vote for this Topic at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is availableat The Corporate Library website under Proposals.

In the interest of shareholder value:
SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL
YES ON 5

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

First Energy Corp. (FE)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,



John Chevedden
cc: FE
Dr. Allen Wolff

RECEIVED
JAN 3 0 2002
SECRETARY'S OFFICE

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

First Energy Corp. (FE)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to First Energy Corp. (FE) no action request (NAR). It is believed that FE must meet the burden of proof under rule 14a-8.

1) The only issue the company has is the number of words.
2) The company puts itself on the public record as focusing on technicality above substance.
3) The company has a 500 word proposal.
4) The company does not explain why it cannot voluntarily accept the 500 word proposal.
5) The company is in a hurry as evidenced in "expeditiously as possible."

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
cc: FE
Dr. Allen Wolff

500 WORDS

5 – SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Dr. Allen Wolff, 1553 S. Carpenter Road, Brunswick, OH 44212 submits this proposal for FirstEnergy.

Shareholders request that our company implement a poison pill policy which would include the following provisions: Our company is not to maintain or adopt any poison pill to block the acquisition of stock in excess of a specified amount unless such plan or agreement has been previously approved by a shareholder vote. This includes, but is not limited to, the poison pill that was adopted by the Company without our approval.

Address the fusion of our management's entrenchment devices

The fusion of our company's:

1) Poison pill
   and
2) Three-year span between election for each director

entrenches management and lessens management's incentive to improve company performance. This combination is a formidable management barrier against potentially profitable offers for our stock.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org recommends shareholder approval of all poison pills.

- FirstEnergy is 59%-owned by institutional investors.

Institutional Investor Support Is High-Caliber Support

Since this topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000, it had strong Institutional Investor support. Many of these companies have 40%-to-60% institutional investor ownership.

Institutional Investor support is high-caliber support. Institutional Investors have the advantage of a specialized staff with specialized resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Strong Shareholder Support for this Topic

In evaluating the merits of this proposal I believe that shareholders should consider the 57% support that this topic had at other major companies. Shareholders may also consider the strong support that our company's shareholders expressed for other FirstEnergy shareholder proposal topics in 2001. This includes 56% of the yes-no vote for the simple-majority vote proposal and 52% of the yes-no vote for the annual election of each director proposal.

Our management also has the one-sided ability (which it used in 2000) to spend FirstEnergy money to try to influence shareholders with extra letters and phone calls. Our managementhas already shown its distaste for the views of its own shareholders by failure to accept a majority of our yes-no votes as a reason to act.

68% Vote for this Topic at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is availableat The Corporate Library website under Proposals.

In the interest of shareholder value:
SHAREHOLDER VOTE NEEDED TO ADOPT A POISON PILL
YES ON 5

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2002

The proposal relates to poison pills

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of FirstEnergy's request. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,



Keir D. Gumbs
Special Counsel